Exhibit 99.1

Fuling Global Inc. Reports 2019 First Half Financial Results

ALLENTOWN, Pennsylvania, October 22, 2019 -- Fuling Global Inc. (NASDAQ: FORK) (“Fuling Global” or the “Company”), a manufacturer and distributor of environmentally friendly plastic and paper foodservice disposable products, today announced financial results for the six months ended June 30, 2019.

Financial Highlights:

•	Revenues increased by 6% to $70.9 million for the first half of 2019, from $66.8 million for the comparable period last year.
•	Gross profit for the first six months of 2019 increased by 61% to $16.7 million, from $10.4 million for the same period last year.
•	Net income from continuing operations increased sharply to $7.4 million, or $0.47 per share, compared with $0.9 million, or $0.06 per share, for the first half of 2018.
•	Net income attributable to Fuling Global was $7.7 million, or $0.49 per share, for the first half of 2019, compared with $0.4 million, or $0.02 per share, for the same period last year.

Revenues by Product Category:

	For the six months ended June 30,
	2019	2018	Y/Y
	($’000)	($’000)	Change
Cutlery	$29,524	$33,222	(11%)
Straws	16,050	10,647	51%
Cups and plates	20,334	17,910	14%
Others	4,955	5,065	(2%)

Revenues by Geography:

	For the six months ended June 30,
	2019	2018	Y/Y
	($’000)	($’000)	Change
United States	$61,654	$56,795	9%
China	4,047	5,242	(23%)
Europe	2,251	1,885	19%
Canada	1,018	1,834	(44%)
Other countries	1,893	1,089	74%

Gross profit advanced to $16.7 million, or 24% of total revenue, for the first half of 2019, up from $10.4 million, or 16% of total revenue, for the same period of last year. The increase in gross profit was primarily attributable to unit price declines in raw materials, as well as favorable exchange rates.

Selling expenses were $4.0 million, or 6% of total revenues, in the first half of 2019, compared with $3.7 million, or 5% of total revenues, for the same period of last year. General and administrative expenses were $3.6 million, or 5% of total revenues, in the first half of 2019, compared with $3.5 million, or 5% of total revenues, for the same period of last year. Research and development expenses amounted to $1.9 million, or 3% of total revenues, for the first half of 2019, compared with $1.4 million, or 2% of total revenues, for the same period of last year. The Company expects research and development expenses to remain at similar levels for the second half of 2019, as it continues to seek the use of environmentally friendly materials, develop biodegradable materials, and reduce reliance on fossil-based raw materials.

Total operating expenses were $9.5 million for the first half of 2019, compared with $8.7 million for the same period of last year.

Operating income increased substantially to $7.1 million for the first half of 2019, from $1.7 million for the same period of last year. Operating margin was 10% for the first half of 2019, compared with 3% for the same period of last year.

Total net other income, which includes interest income and expenses, subsidy income and other non-operating income and expenses, was $1.6 million for the first half of 2019, compared with total net other expense of $0.7 million for the same period last year. The difference was primarily related to a one-time subsidy received from the local government in Wenling, China, for the completion of the phase II expansion of the Company’s newest facility in China, which added an additional 400,000 square feet to the initial 600,000 square foot, state-of-the-art plastic serviceware factory.

The Company’s effective tax rate for the first half of 2019 was 15.3%, compared with 13.2% for the same period in 2018.

Net income from continuing operations for the first half of 2019 increased significantly to $7.4 million from $0.9 million in the same period last year. Net income per share from continuing operations for the first half of 2019 increased to $0.47 from $0.06 for the first half of 2018. Net income attributable to Fuling Global was $7.7 million, compared with $0.4 million in the first half of 2018.

“Fuling Global had a very strong first half of 2019, with our focus on producing straws, cups and plates, generating substantial revenue increases,” said Xinfu Hu, Chief Executive Officer. “Significant progress was also made to ensure our ability to effectively and efficiently serve our U.S. customers and to expand to other global markets with the start of production in our Mexico factory in mid-August and the completion of our phase II facility expansion in Wenling. We are in the process of opening a new factory in Indonesia as well, to further mitigate global trade risks.”

“Our first half results demonstrate Fuling Global’s ability to successfully execute our long-term strategic plan,” said Guilan Jiang, Chairwoman. “At the same time, we continue to make great strides toward effecting more efficient purchasing and manufacturing processes, developing new and more environmentally friendly products, and keeping costs as low as possible. We are in a great position to continue on the path of growth through the remainder of 2019 and beyond.”

Financial Condition

As of June 30, 2019, the Company had cash and cash equivalents and restricted cash of $7.6 million and $2.1 million, respectively, compared with $4.4 million and $2.4 million, respectively, as of December 31, 2018. Short-term borrowing and bank notes payable were $21.5 million and $2.7 million, respectively, as of June 30, 2019, compared with $19.9 million and $2.9 million, respectively, as of December 31, 2018. Long-term borrowing was $7.1 million as of June 30, 2019, compared with $7.2 million as of December 31, 2018.

Net cash provided by operating activities was $9.2 million for the first half of 2019, compared with $0.7 million for the same period last year. The increase was mainly attributed to the increase in net income of $7.3 million and the reduction of accounts receivable. Net cash used in investing activities was $6.1 million for the first half of 2019, compared with $8.5 million for the same period of last year. Net cash used in financing activities was $0.1 million for the first half of 2019, compared with net cashed provided by financing activities of $5.1 million for the same period last year.

About Fuling Global Inc.

Fuling Global Inc. is a specialized producer and distributor of plastic and paper serviceware for the foodservice industry, with precision manufacturing facilities in the U.S., Mexico and China. The Company's plastic and paper serviceware products include disposable cutlery, drinking straws, cups, plates and other plastic and paper products and are used by more than one hundred customers primarily from the U.S., China and Europe, including Subway, Wendy's, Burger King, Taco Bell, KFC (China only), Walmart, and McKesson. More information about the Company can be found at: http://ir.fulingglobal.com/.

Forward-Looking Statements

This press release contains information about Fuling Global’s view of its future expectations, plans and prospects that constitute forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of software and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Fuling Global encourages you to review other factors that may affect its future results in Fuling Global’s annual report and in its other filings with the Securities and Exchange Commission. Fuling Global disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

Company Contact:	Investor Relations Contact:
Fuling Global Inc.	PondelWilkinson Inc.
Gilbert Lee, CFO	Judy Lin Sfetcu / Roger Pondel
Email: glee@fulingusa.com	Email: jsfetcu@pondel.com
Phone: +1-610-366-8070 x1835	Phone: +1-310-279-5980

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FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

	For the Six Months Ended June 30,
	2019	2018
Revenues	$70,862,675	$66,844,625
Cost of goods sold	54,209,044	56,452,983
Gross profit	16,653,631	10,391,642
Operating expenses
Selling expenses	3,986,284	3,672,220
General and administrative expenses	3,641,681	3,549,096
Research and development expenses	1,897,415	1,448,730
Total operating expenses	9,525,380	8,670,046
Income from operations	7,128,251	1,721,596
Other income (expense):
Interest income	11,140	22,557
Interest expense	(838,644)	(827,272)
Subsidy income	2,345,561	-
Foreign currency transaction gain (loss)	75,574	(14,316)
Other income (expense), net	29,847	120,297
Total other income (expense), net	1,623,478	(698,734)
Income before income taxes	8,751,729	1,022,862
Provision for income taxes	1,340,153	135,422
Net income from continuing operations	$7,411,576	$887,440
Discontinued operations:
Net income (loss) from discontinued operations, net of tax	259,042	(503,517)
Net income	7,670,618	383,923
Less: net (loss) income attributable to non-controlling interest from continuing operations	(59,841)	15,944
Net income attributable to Fuling Global Inc.	$7,730,459	$367,979
Other comprehensive income
Foreign currency translation loss	(23,496)	(617,025)
Comprehensive income attributable to Fuling Global Inc.	$7,706,963	$(249,046)
Earnings (loss) per share - Basic and diluted
Continuing operations	$0.47	$0.06
Discontinued operations	$0.02	$(0.03)
Weighted average number of shares - Basic and diluted
Continuing operations and discontinued operations	15,795,910	15,780,205

FULING GLOBAL INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

	June 30, 2019	December 31, 2019
	(Unaudited)	(Audited)
ASSETS
Current Assets:
Cash and cash equivalents	$7,646,898	$4,400,402
Restricted cash	2,141,081	2,396,993
Accounts receivable, net	26,325,411	27,760,956
Advances to supplier, net	900,955	1,255,420
Inventories, net	22,061,669	22,274,613
Security deposits	515,524	-
Prepaid expenses and other current assets	1,290,513	1,394,234
Current assets from discontinued operation	20,945	37,761
Total Current Assets	60,902,996	59,520,379
Property, plant and equipment, net	53,858,069	51,836,633
Intangible assets, net	8,084,128	8,157,916
Prepayments for construction and equipment purchases	1,001,320	1,222,888
Security deposits - long term	1,514,534	1,590,671
Other assets	954,328	297,906
Right-of-use lease assets	3,429,760	-
Non-current assets from discontinued operations	-	13,697
Total Assets	$129,745,135	$122,640,090
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Short term borrowings	$21,541,520	$19,890,641
Bank notes payable	2,704,064	2,888,053
Advances from customers	395,315	393,749
Accounts payable	12,351,799	18,186,400
Accounts payable - related party	592,992	82,014
Accrued and other liabilities	1,414,990	2,121,304
Other loans payable - current	3,470,790	2,847,859
Taxes payable	191,924	247,635
Deferred gains	224,329	291,170
Due to related party	15,575	12,200
Operating lease liabilities - current	832,692	-
Current liabilities from discontinued operation	298,724	528,263
Total Current Liabilities	44,034,714	47,489,288
Deferred tax liability	779,239	577,826
Long term borrowings	7,063,341	7,203,357
Other loan payable – non-current	2,721,659	2,635,567
Operating lease liabilities – non-current	2,739,566	-
Total Liabilities	57,338,520	57,906,038
Shareholders' Equity
Common stock: $0.001 par value, 70,000,000 shares authorized, 15,795,910 and 15,795,910 shares issued and outstanding as of June 30, 2019 and December 31, 2018, respectively	15,797	15,797
Additional paid in capital	30,034,987	30,009,545
Statutory reserve	6,349,766	5,532,945
Retained earnings	38,516,072	31,602,434
Accumulated other comprehensive loss	(2,495,750)	(2,472,254)
Total Fuling Global Inc.'s equity	72,420,872	64,688,467
Non-controlling interest	(14,256)	45,585
Total Shareholders' Equity	72,406,616	64,734,052
Total Liabilities and Shareholders' Equity	$129,745,135	$122,640,090